August 15, 2019

Via EDGAR and Federal Express

Mr. John Cannarella

Staff Accountant

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Tellurian Inc. (“Tellurian” or the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 27, 2019

File No. 001-05507

Dear Mr. Cannarella:

The Company is in receipt of the comment letter dated August 1, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 10-K”).

For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Responses to SEC Comments

Our Business and Properties

Reserves, page 2

1.                                      Expand your disclosure to provide an explanation for the material changes in proved undeveloped reserves that occurred during the year.  Your disclosure should reconcile the overall change in net quantities by separately identifying and quantifying the individual changes, including offsetting changes, resulting from such factors as the conversion of proved undeveloped reserves to proved developed reserves, additions due to extensions and discoveries, and additions or reductions due to acquisitions, divestitures and revisions in the previous estimates of reserves.  To

1201 Louisiana Street Suite 3100 | Houston, TX 77002 | TEL + 1 832 962 4000 | www.tellurianinc.com

U.S. Securities and Exchange Commission

August 15, 2019

the extent that two or more unrelated factors contribute to a material change, indicate the net amount attributable to each factor accompanied by a narrative explanation.

Your disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan.  Refer to Item 1203(b) of Regulation S-K.

Response:  The Staff is advised that the Company views the disclosure in “Supplemental Information to Consolidated Financial Statements” on pages 60—63 of the 2018 10-K, in particular under “Table IV—Natural Gas & Condensate Reserve Quantity Information”, to be appropriately responsive to the requirements of Item 1203(b) of Regulation S-K.  In particular, that section discloses changes in the Company’s proved undeveloped reserves (“PUDs”) for the years ended December 31, 2017 and 2018, and provides a discussion of material changes in the Company’s proved reserves, including its PUDs, over that period.  For example, the discussion covers the addition, from year-end 2017 to year-end 2018, of 19 Bcfe of PUDs resulting from an updated development plan and a reduction of 14 Bcfe over the same period resulting from changes in estimated lateral lengths of certain PUD locations.  The Company acknowledges that this information is included in a discussion of proved reserves generally rather than PUDs specifically.  In future annual reports, the Company will provide additional disclosure that more explicitly identifies the reasons for changes in PUDs comparable to the following:

2017 to 2018 PUD Changes (74 Bcfe):

•                  Converted 9 Bcfe to proved developed;

•                  Added approximately 19 Bcfe from additional proved undeveloped locations;

•                  Had negative revisions of approximately 85 Bcfe, comprised primarily of 59 Bcfe as a result of newly acquired 3D seismic data indicating additional geological faulting risks, 14 Bcfe from changes in estimating lateral lengths as a result of an updated development plan, and 12 Bcfe due to loss of leases; and

•                  Recorded positive revisions of approximately 1 Bcfe due to an increase in commodity prices.

2.                                      You disclose 247.3 Bcfe in total future proved undeveloped reserves which will be converted to developed status over the next five years.  You also disclose that you converted 9 Bcfe of proved undeveloped reserves to developed status during the year ended December 31, 2018.  That rate of conversion suggests that you will not be able to develop your proved undeveloped reserves within five years.  Expand your disclosure to discuss the progress made during 2018, and any factors that impacted progress in converting proved undeveloped reserves to developed status.  Refer to Item 1203(c) of Regulation S-K.

U.S. Securities and Exchange Commission

August 15, 2019

Response:  The Staff is advised that the Company’s low PUD conversion rate during 2018 is a function of its having initially acquired its natural gas properties in November 2017.  The Company spent a substantial portion of 2018 integrating the newly acquired properties and refining its development plan accordingly.  As can be seen in the supplemental materials to be provided in response to Comment 3 below, the Company expects its PUD conversion rate to increase in 2019 and subsequent years.

3.                                      Provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled, the net quantities of reserves, and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2018 to developed reserves.  Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us if all of the undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the management including approval by the Board, if such approval is required.

Response:  Legal counsel for the Company, Davis Graham & Stubbs LLP, will deliver to the Staff on a supplemental basis the development schedule.  We request that the copy of the development schedule be returned to the Company or Davis Graham & Stubbs LLP upon the Staff’s completion of its review of the 2018 10-K.  The Company confirms that all of the undeveloped locations in the schedule are part of a duly adopted development plan.

Drilling Activity, page 3

4.                                      Modify your disclosure relating to the drilling activity that occurred during 2017 and 2018 to additionally provide the total number of net productive development wells drilled during each fiscal year, e.g. the number of wells completed.  Refer to Item 1205(a)(2) and the definitions in Item 1205(b) of Regulation S-K.

Response:  The Staff is advised that the Company did not drill any wells in 2017.  As disclosed in the 2018 10-K, the Company participated in six non-operated wells that were completed during 2018, which is equivalent to 1.4 net productive development wells.  In future annual reports, because the Company will have two years of data regarding its drilling activities, it will provide the disclosure contemplated by Item 1205 of Regulation S-K, including the number of net productive development wells drilled in each year, in tabular form.

Wells and Acreage, page 3

5.                                      The disclosure on page 1 indicates you acquired interests in 52 producing wells in a series of transactions during 2017 and 2018.  However, your disclosure as of December 31, 2018, indicates you owned interests in only 37 gross productive wells.

U.S. Securities and Exchange Commission

August 15, 2019

Expand your disclosure to provide an explanation for the apparent reduction in the total number of productive wells that occurred since your acquisition.

Response:  The Staff is advised that the 52 producing wells referred to on page 1 of the 2018 10-K includes wells in which the Company has a royalty interest but not a working interest, whereas the 37 gross wells referred to on page 3 of the 2018 10-K includes only wells in which the Company has a working interest.  The Company believes that these disclosures are consistent with the definitions set forth in Item 1208(c) of Regulation S-K.

6.                                      You disclose that all of your developed acreage as of December 31, 2018 is held by production.  Undrilled acreage that is held by production should be reported as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K.  Modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage.

Response:  The Company acknowledges the Staff’s comment.  The Staff is advised that as of December 31, 2018, the Company had 2,222 net developed acres and 8,011 net undeveloped acres, including 6,852 net undrilled acres held by production.  The Company will modify its disclosures in future filings to distinguish between undrilled acreage held by production and undeveloped acreage in a manner consistent with Item 1208(c)(4) of Regulation S-K.

7.                                      You disclosure appears to indicate that all of your undeveloped acreage will expire over the next two years.  Expand your disclosure to explain the extent that you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after expiration of the related acreage.  If there are material quantities of net proved undeveloped reserves relating to such locations, expand your disclosure to explain the steps which would be necessary to extend the time to the expiration of such acreage.

Response:  The Staff is advised that of the 45 PUD locations included in the Company’s reserves as of December 31, 2018, one was scheduled to be drilled after expiration of the relevant lease.  No material quantities of reserves are associated with that location.  The Company intends to renew or extend the relevant lease.

U.S. Securities and Exchange Commission

August 15, 2019

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (832) 962-4056.

Sincerely,

/s/ Khaled A. Sharafeldin
Khaled A. Sharafeldin
Chief Accounting Officer

cc:                                John A. Elofson, Davis Graham & Stubbs LLP

Antoine J. Lafargue, Senior Vice President and
Chief Financial Officer, Tellurian Inc.